UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission file number: 001-40490

WalkMe Ltd.

(Translation of registrant’s name into English)

1 Walter Moses St.

Tel Aviv 6789903, Israel

+972 (3) 763-0333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On August 11, 2021, WalkMe Ltd. issued a press release titled “WalkMe Announces Second Quarter 2021 Financial Results.” A copy of the press release is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in the (i) condensed consolidated balance sheets, (ii) condensed consolidated statements of operations and (iii) condensed consolidated statement of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-257354).

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release dated August 11, 2021 titled “WalkMe Announces Second Quarter 2021 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WalkMe Ltd.

By:	/s/ Andrew Casey
Name: Andrew Casey
Title: Chief Financial Officer

Date: August 11, 2021